

Mail Stop 4561

September 14, 2015

Peter Bauer
Chief Executive Officer
Mimecast Limited
CityPoint, One Ropemaker Street, Moorgate
London EC2Y 9AW
United Kingdom

Re: **Mimecast Limited**
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted September 1, 2015
CIK No. 0001644675

Dear Mr. Bauer:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 28, 2015 letter.

Management

Committees of the Board

Audit Committee, page 105

1. We note that Bernard Dallé, a partner within the Index Ventures group and a 17.0% beneficial owner of your common stock, serves on your audit committee. Please provide us with your analysis in support of the board's determination that Mr. Dallé will satisfy the independence requirements under the NASDAQ and Commission rules. In this

regard, explain to us how you concluded that Mr. Dallé is independent for the purposes of Exchange Act Rule 10A-3(b)(1).

Related Party Transactions

Agreements with Officers, page 114

2.   We note that you have entered into written employment agreements with each of Peter Bauer, Peter Campbell and Neil Murray. Please file these agreements as exhibits to your registration statement or advise. See Instruction 4 of Instructions as to Exhibits of Form 20-F.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

3.   We note in your response to comment 5 you state that your "general practice is that a customer renews at a constant rate consistent with the initial subscription fee charged if the service level remains the same." Please confirm that the instances where renewal rates are different than the initial subscription fee are not material.

You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Michael J. Minahan, Esq.
        Goodwin Procter LLP